Exhibit 99.47

BESPOKE CAPITAL ACQUISITION CORP.

(A SPECIAL PURPOSE ACQUISITION CORPORATION)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FROM JULY 8, 2019 (DATE OF INCORPORATION) TO

DECEMBER 31, 2019 (EXPRESSED IN UNITED STATES DOLLARS)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements (‘‘Financial Statements’’) of Bespoke Capital Acquisition Corp. (the ‘‘Corporation’’) for the period from inception on July 8, 2019 to December 31, 2019 and the accompanying notes thereto. This Management’s Discussion and Analysis (“MD&A”) has been prepared with an effective date of March 24, 2020. The financial statements of the Corporation have been prepared by management and are in accordance with International Financial Reporting Standards (“IFRS”). The Corporation’s financial information is expressed in United States dollars unless otherwise specified. In addition to reviewing this report, readers are encouraged to read the Corporation’s public information filings on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Information

This document may contain “forward-looking statements” (as defined under applicable securities laws). These statements relate to future events or future performance including comments with respect to the Corporation’s objectives and priorities for fiscal year 2020 and beyond, and strategies or further actions with respect to the Corporation, a Qualifying Acquisition (as defined below), the Corporation’s business operations, financial performance and condition. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward- looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “target”, “intend”, “could” or the negative of these terms or other comparable terminology. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and a number of factors could cause actual events or results to differ materially from the results discussed in the forward-looking statements. In evaluating these statements, readers should specifically consider various factors that may cause actual results to differ materially from any forward-looking statement. These factors include, but are not limited to, market and general economic conditions and the risks and uncertainties discussed in the section entitled ‘‘Risk Factors’’ in the Corporation’s annual information form dated March 24, 2020. The forward-looking information contained in this MD&A is presented for the purpose of assisting shareholders in understanding business and strategic priorities and objectives as at the periods indicated and may not be appropriate for other purposes. Forward looking statements contained in this MD&A are not guarantees of future performance and, while forward looking statements are based on certain assumptions that the Corporation considers reasonable, actual events and results could differ materially from those expressed or implied by forward looking statements made by the Corporation. Prospective investors are cautioned to consider these and other factors carefully when making decisions with respect to the Corporation and not place undue reliance on forward looking statements. Circumstances affecting the Corporation may change rapidly. Except as may be expressly required by applicable law, the Corporation does not undertake any obligation to update publicly or revise any such forward looking statements, whether as a result of new information, future events or otherwise. In addition, in the Corporation’s prospectus dated August 8, 2019 (the “Prospectus”), the Corporation published an estimate of the amount per Class A Restricted Voting Share which it expects in the escrow account as at the end of the Permitted Timeline. The Corporation is no longer able to estimate the amount per Class A Restricted Voting Share which it expects in the escrow account as at the end of the Permitted Timeline as many of the assumptions related to the Corporation’s previous estimate may no longer be accurate due to recent market conditions, the low interest rate environment and the expected uncertainty and volatility going forward. Due to recent rate cuts by central banks introduced as a result of the coronavirus epidemic, yields on instruments that are the obligation of, or guaranteed by, the federal government of the United States, which are instruments that the Corporation intends to invest in, have been significantly reduced as compared to the interest rate on such instruments as at the closing of the Offering (as defined herein). The Corporation is withdrawing all previously disclosed forward-looking guidance relating to the amount per Class A Restricted Voting Share which it expects in the escrow account as at the end of the Permitted Timeline.

Nature of Activities

The Corporation is a special purpose acquisition corporation incorporated on July 8, 2019 under the laws of the Province of British Columbia for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a ‘‘Qualifying Acquisition’’). The registered office of the Corporation is located at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, BC, V7X 1L3, Canada. Our head office is located at 20 Balderton Street, 8th Floor, London, United Kingdom, W1K 6TL.

Initial Public Offering

On August 15, 2019, the Corporation completed its initial public offering (the “Offering”) of 35,000,000 Class A Restricted Voting Units at $10.00 per Class A Restricted Voting Unit (the “Over-Allotment Option”). On September 13, 2019, the underwriters partially exercised their over-allotment option (the "Over- Allotment Option") to purchase an additional 1,000,000 Class A Restricted Voting Units, at a price of $10.00 per unit. As a result of the exercise of the Over-Allotment Option, an aggregate of 36,000,000 Class A Restricted Voting Units have been issued.

Each Class A Restricted Voting Unit was comprised of a Class A restricted voting share (a “Class A Restricted Voting Share”) and one-half of a share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant entitles the holder to purchase one Class A Restricted Voting Share for a purchase price of $11.50, commencing sixty-five (65) days after the completion of the Qualifying Acquisition and will expire on the day that is five years after the closing date of the Qualifying Acquisition or earlier as further described in the Prospectus.

The Class A Restricted Voting Units commenced trading on August 15, 2019 on the Toronto Stock Exchange (the “Exchange”) under the symbol “BC.V”. and separated into Class A Restricted Voting Shares and the Warrants on September 24th, 2019, under the symbols “BC.U” and “BC.WT.U”, respectively. The Class B Shares will not be listed prior to the Qualifying Acquisition. Prior to any Qualifying Acquisition, the Class A Restricted Voting Shares may only be redeemed upon certain events. Class A Restricted Voting Shares will be redeemable for a pro-rata portion of the amount then held in the escrow account, net of taxes payable and other prescribed amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The proceeds of $360,000,000 from the Offering and the Over-Allotment Option are held by TSX Trust Company, as “Escrow Agent”, in an escrow account (the “Escrow Account”) at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law, none of the escrow funds in the Escrow Account will be released from the Escrow Account until the earliest of: (i) the closing by the Corporation of a Qualifying Acquisition within the “Permitted Timeline”; (ii) a redemption (on the closing of a Qualifying Acquisition or on an extension of the Permitted Timeline, each as provided in the Prospectus by holders of, or an automatic redemption of, Class A Restricted Voting Shares; (iii) a Winding-Up. Proceeds held in the escrow account may also be used to satisfy the requirement of the Corporation to pay taxes on the interest or certain other amounts earned on the escrowed funds and for payment of certain expenses.

The escrowed funds will be held following the Closing to enable the Corporation to (i) satisfy redemptions made by holders of Class A Restricted Voting Shares (including in the event of a Qualifying Acquisition or an extension to the Permitted Timeline, or in the event a Qualifying Acquisition does not occur within the Permitted Timeline), (ii) fund the Qualifying Acquisition with the net proceeds following payment of any such redemptions and deferred underwriting commission, and/or (iii) pay taxes on amounts earned on the escrowed funds and certain permitted expenses. Such escrowed funds and all amounts earned thereon, subject to such obligations and applicable law, will be assets of the Corporation. These escrowed funds will also be used to pay the (i) the Underwriters the portion of the deferred underwriting commission provided in the initial public offering underwriting agreement in an amount equal to $11,700,000 and (ii) the discretionary deferred portion of the underwriting commission to such person(s) as is designated by the Corporation, all in accordance with the terms of the underwriting agreement. The discretionary deferred portion will be payable only at the Corporation’s sole discretion, in whole or in part, and only upon completion of its Qualifying Acquisition, in accordance with the terms of the underwriting agreement.

Consummation of the Qualifying Acquisition will require approval by a majority of the Corporation's directors unrelated to the Qualifying Acquisition.

In connection with the closing of a Qualifying Acquisition within the Permitted Timeline, holders of Class A Restricted Voting Shares will be provided with the opportunity to redeem all or a portion of their Class A Restricted Voting Shares for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account at the time immediately prior to the redemption deposit deadline, including interest and other amounts earned thereon; less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, and (ii) actual and expected expenses directly related to the redemption, each as reasonably determined by the Corporation, subject to certain limitations as further described in the Prospectus. Each holder of Class A Restricted Voting Shares, together with any affiliate of such holder or other person with whom such holder or affiliate is acting jointly or in concert, will not be permitted to redeem more than an aggregate of 15% of the number of Class A Restricted Voting Shares issued and outstanding.

If the Corporation is unable to consummate a Qualifying Acquisition within the Permitted Timeline of 18 months from the closing of the Offering (or 21 months from the closing of the Offering if the Corporation has executed a definitive agreement for a Qualifying Acquisition within 18 months from the closing of the Offering but have not completed the Qualifying Acquisition within such 18-month period), the Corporation will be required to redeem each of the outstanding Class A Restricted Voting Shares, for an amount per share, payable in cash, equal to the pro-rata portion (per Class A Restricted Voting Share) of: (A) the escrowed funds available in the escrow account, including any interest and other amounts earned thereon, less (B) an amount equal to the total of (i) any applicable taxes payable by the Corporation on such interest and other amounts earned in the escrow account, (ii) any taxes of the Corporation arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) up to a maximum of $50,000 of interest and other amounts earned from the proceeds in the escrow account to pay actual and expected Winding-Up expenses and certain ii other related costs, each as reasonably determined by the Corporation. The Underwriters will have no right to the deferred underwriting commission held in the escrow account in such circumstances.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Selected Annual Information

Such Permitted Timeline, however, could be extended to up to 36 months with shareholder approval of only the holders of Class A Restricted Voting Shares, by ordinary resolution, with approval by the Corporation’s board of directors. If such approvals are obtained, holders of Class A Restricted Voting Units, irrespective of whether such holders voted for or against, or did not vote on, the extension of the Permitted Timeline, would be permitted to deposit all or a portion of their units for redemption prior to the second business day before the shareholders’ meeting in respect of the extension Below is selected information from the statement of net loss and comprehensive loss for the period from inception on July 8, 2019 to December 31, 2019. There is no comparative interim period available as the Corporation was incorporated on July 8, 2019.

From July 8, 2019 (Date of Incorporation) to December 31, 2019

Revenue
Interest income	$2,255,356
Expenses
Transaction Costs	20,377,039
Net unrealized loss on changes in the fair value of financial liabilities	4,260,000
General and administrative	1,036,785
25,673,824
Net loss and comprehensive loss for the period	$(23,418,468)
Basic and diluted net loss per Class B share	$(3.24)

Results of Operations

From inception on July 8, 2019 to December 31, 2019, the Corporation realized a net loss of approximately $23.4 million. This represents a diluted net loss of $3.24 per Class B share.

Interest Income

The funds raised relating to Class A Restricted Voting Units totaling $360,000,000 have been held in cash and cash equivalents in escrow with a Canadian chartered bank. During the period from inception on July 8, 2019 to December 31, 2019, the Corporation earned accrued interest income of $2,255,356 on this balance.

Transaction Costs

Transaction costs are directly related to the Offering and consist mainly of legal, accounting, travel and underwriting costs. Transaction costs incurred from commencement of operations on July 8, 2019 to December 31, 2019 were allocated as follows:

Total
Underwriter's commission	6,300,000
Deferred underwriter's commission	13,500,000
Professional fees (legal, accounting, etc.)	331,492
Sponsor out-of-pocket expenditures	245,547
$20,377,039

In consideration for its services in connection with the Offering, the Corporation agreed to pay the underwriters a commission equal to 5.5% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $6,300,000, representing $0.175 per Class A Restricted Voting Unit to the underwriter upon closing of the Offering. Upon completion of a Qualifying Acquisition, the remaining $13,500,000 (representing $0.375 per Class A Restricted Voting Unit), $11,700,000 of which will be payable by the Corporation to the underwriters only upon the closing of a Qualifying Acquisition (subject to availability, failing which any short fall would be required to be made up from other sources) and the remaining $1,800,000 of which (or, if a lessor amount, the balance of the non- redeemed shares' portion of the Escrow Account, less tax liabilities on amounts earned on the escrowed funds and certain expenses directly related to redemptions) at the Corporation’s sole discretion, in whole or in part, as the Corporation sees fit, for payment to parties of the Corporation’s choosing.

MANAGEMENT’S DISCUSSION AND ANALYSIS

General and Administrative Expenses

General and administrative expenses include costs incurred relating to assessing, negotiating and conducting due diligence on potential Qualifying Acquisitions, as well as general administrative costs of operating the Corporation. A summary of the general and administrative expenses incurred from inception on July 8, 2019 to December 31, 2019 is as follows:

From July 8, 2019 (Date of Incorporation) to December 31, 2019
Public company filing and listing costs	$191,511
Professional fees (marketing, recruitment, diligence, etc.)	558,866
Insurance	88,965
General office expenses (travel, service agreement, phone, internet etc.)	206,443
$1,036,785

Selected Quarterly Information

		From July 8,
	For the three	2019 (Date of
	months ended	Incorporation)
	December 31,	to September
	2019	30, 2019
Revenue	$1,632,001	623,355
Interest income
Expenses	-
Transaction costs	20,377,039
Net unrealized loss on changes in the fair value of financial liabilities	4,740,000	(480,000)
General and administrative	569,997	466,788
	5,309,997	20,363,827
Net loss and comprehensive loss for the period	$(3,677,996)	(19,740,472)
Basic and diluted net loss per Class B share	$(0.51)	(3.73)

Liquidity, Capital Resources and Financial Position

The escrow balance includes the $360,000,000 funds raised relating to Class A Restricted Voting Units and accrued interest totaling $2,255,356. In accordance with the terms of the Offering, all amounts raised through the issuance of the Class A Restricted Voting Units were deposited into the escrow account and can only be released upon certain prescribed conditions being met.

The Corporation’s intent is for all or substantially all of the funds held in the escrow account to be used to complete a Qualifying Acquisition, or several Qualifying Acquisitions, which would likely close concurrently. As noted in the Prospectus, the fair market value of any Qualifying Acquisition (or the aggregate fair market value of the Corporation’s combined Qualifying Acquisitions, if there is more than one) must, unless exemptive relief is obtained from the Exchange, not be less than 80% of the assets held in the escrow account at the time the agreement is entered into (excluding the deferred underwriting commission and applicable taxes payable on interest and other amounts earned in the escrow account). If, after redemptions, debt or the Corporation’s capital stock is used as consideration to consummate a Qualifying Acquisition, the remaining proceeds held in the escrow account may be used to fund general ongoing expenses. Such funds could be used in a variety of ways, including continuing or expanding the post- Qualifying Acquisition entity’s operations, for strategic acquisitions by such new entity, for payment of dividends and for marketing, research and development of existing or new products, or for other purposes.

As at December 31, 2019, the Corporation had cash, excluding restricted amounts held in the escrow account, totaling $4,182,004 which is available to fund its ongoing working capital requirements. The Corporation anticipates generating negative cash flows from operating activities on a quarterly basis until a Qualifying Acquisition has been completed and thereafter, cashflow will depend on the nature and success of Qualifying Acquisition. The expenses relating to ongoing operating activities include professional fees, general and administration expenses related to being a public company, and costs associated with identifying and negotiating a Qualifying Acquisition.

Currently, the Corporation does not expect to raise additional funds to meet its operating expenditures until the consummation of a Qualifying Acquisition. Management expects, but it cannot be assured, that the Corporation will have sufficient funds outside of the escrow account to operate the business.

MANAGEMENT’S DISCUSSION AND ANALYSIS

To the extent that we require additional funding for general ongoing expenses or in connection with our Qualifying Acquisition, the Corporation may seek funding by way of unsecured loans from our sponsor and/or its affiliates, which loans must be on reasonable commercial terms. The lender under the loans would not have recourse against the funds held in the escrow account, and thus the loans will not reduce the value thereof. Such loans will collectively be subject to a maximum aggregate principal amount equal to 10% of the escrowed funds. Such loans may be repayable in cash or be convertible into shares and/or Warrants, however no such repayment or conversion shall occur prior to the closing of the Qualifying Acquisition. The Corporation will not obtain any other form of debt financing except: (i) in the ordinary course for short term trade, accounts payable and general ongoing expenses; or (ii) contemporaneous with, or after, the completion of a Qualifying Acquisition.

Otherwise, the Corporation may seek to raise additional funds through a rights offering in respect of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable Exchange rules and other conditions as described in the Prospectus.

As of the date of filing the Corporation doesn’t have any off-balance sheet financing arrangements and has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets. Although the Corporation has commenced the process of identifying potential acquisitions with a view to completing a Qualifying Acquisition, the Corporation has not yet entered into a definitive agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Share Capital

As of the date of this MD&A, the Corporation had 36,000,000 Class A Restricted Voting Shares and 9,000,000 Class B Shares of the Corporation issued and outstanding. In addition, the Corporation had an aggregate of 30,000,000 Warrants issued and outstanding, comprise of 18,000,000 Warrants forming part of the Class A Restricted Voting Units and 12,000,000 Founders’ Warrants issued to our sponsor.

Related Party Transactions

The Corporation has entered into an administrative services agreement with our sponsor for an initial term of 18 months, subject to possible extension, for office space, utilities and administrative support, which may include payment for services of related parties, for, but not limited to, various administrative, managerial or operational services or to help effect a Qualifying Acquisition. The Corporation has agreed to pay $10,000 per month, plus applicable taxes for such services. As at December 31, 2019, the Corporation paid $45,161 in respect of these services. The Corporation has further agreed to reimburse an affiliate of our sponsor for any out-of-pocket expenses incurred by directors, officers and consultants of the Corporation which were paid by the affiliate relating to certain activities on the Corporation’s behalf, including identifying and negotiating a Qualifying Acquisition. Amounts due, if any, to the related party are deemed to be non-interest bearing. The outstanding amounts due to related parties as at December 31, 2019 was $35,737.

Significant Accounting Policies and Critical Accounting Estimates

For further information about the accounting policies used by the Corporation, please refer to the Corporation’s financial statements and notes thereto for the period ended December 31, 2019.

The preparation of the Corporation’s financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the financial statement date and the reported amounts of revenues and expenses. Critical accounting estimates represent estimates made by management that are, by their very nature, uncertain. Management evaluates its estimates on an ongoing basis. Such estimates are based on assumptions that management believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. A summary of the more significant judgments and estimates made by management in the preparation of its financial information is provided in note 4 to the December 31, 2019 financial statements.

Proposed Acquisitions

Although the Corporation has commenced the process of identifying potential acquisitions with a view to completing a Qualifying Acquisition, the Corporation has not yet entered into a definitive agreement.

Controls and Procedures

Under their supervision, the Chief Executive Officer and Chief Financial Officer have implemented disclosure controls and procedures and internal controls over financial reporting appropriate for the nature of operations of the Corporation. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation’s design of its internal controls over financial reporting is based on the principles set out in the “Internal Control – Integrated Framework (2013)” issued by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In accordance with National Instrument 52-109-Certification of Disclosure in Issuers’ Annual and Interim Filings, the Corporation has filed certificates signed by its Chief Executive Officer and the Chief Financial Officer certifying certain matters with respect to the design of disclosure controls and procedures and the design of internal control over financial reporting as at December 31, 2019.

Managing Risk

Except as otherwise disclosed in this MD&A and in the Corporation’s financial statements for the period ended December 31, 2019, there have been no significant changes to the nature and scope of the risks faced by the Corporation as described in the Prospectus, which is available on SEDAR at www.sedar.com. These business risks should be considered by interested parties when evaluating the Corporation’s performance and its outlook.

March 24, 2020